Exhibit (g)(2)

May 1, 2026

LETTER AGREEMENT

AMG BBH Asset-Backed Credit Fund, LLC

680 Washington Boulevard, Suite 500

Stamford, Connecticut 06901

Re: Expense Limitation and Reimbursement Agreement

Ladies and Gentlemen:

This Letter Agreement documents (i) an undertaking by Brown Brothers Harriman Credit Partners, LLC (the “Adviser”) to limit the total operating expenses of AMG BBH Asset-Backed Credit Fund, LLC (the “Fund”); and (ii) our agreement regarding the extent to which the Adviser will, under certain circumstances, receive payment from the Fund as recoupment of certain amounts paid, waived, or reimbursed by the Adviser to the Fund in fulfillment of an undertaking by the Adviser to limit the expenses of the Fund.

Effective as of May 1, 2026, and until at least August 1, 2027, the Adviser will waive the management fees payable by the Fund and pay or reimburse the Fund’s expenses such that the Fund’s total annual operating expenses (exclusive of certain “Excluded Expenses” listed below) do not exceed: (1) 0.50% of the value of the Fund’s monthly net assets as of the beginning of the first calendar day of the applicable month adjusted for any share issuances or repurchases during the applicable month during the period of time that the Fund is offering its units in a private offering exempt from registration under the Securities Act of 1933, as amended, (i.e., a privately offered interval fund) (the “Monthly Expense Limit”), and (2) 0.50% per annum of the Fund’s average daily net assets during the period of time that the Fund is offering its units pursuant to an effective registration statement on Form N-2 (i.e., a publicly offered interval fund) (the “Annual Expense Limit”). “Excluded Expenses” include (a) the management fee incurred by the Fund; (b) fees, expenses, allocations, carried interests, etc. of the Fund’s investments; (c) acquired fund fees and expenses of the Fund; (d) transaction costs, including legal costs and brokerage commissions, of the Fund associated with the acquisition and disposition of the Fund’s investments; (e) interest expense incurred; (f) fees and expenses incurred in connection with any credit facilities obtained by the Fund; (g) the distribution and/or service fees (as applicable) incurred by the Fund; (h) the shareholder servicing fees (as applicable) incurred by the Fund; (i) taxes of the Fund; and (j) extraordinary expenses of the Fund (as determined in the sole discretion of the Adviser), which may include non-recurring expenses such as, for example, litigation expenses and shareholder meeting expenses. For a period not to exceed 36 months from the date the Fund accrues a liability with respect to such amounts paid, waived or reimbursed by the Adviser, the Adviser may recoup amounts paid, waived, or reimbursed, provided that the amount of any such additional payment by the Fund in any year, together with all other expenses of the Fund, in the aggregate, would not cause the Fund’s total annual operating expenses (exclusive of Excluded Expenses) in any such year to exceed either (i) the Monthly Expense Limit or the Annual Expense Limit that was in effect at the time such amounts were paid, waived or reimbursed by the Adviser, or (ii) the Monthly Expense Limit or the Annual Expense Limit that is in effect at the time of such additional payment by the Fund.

This Letter Agreement shall remain in effect until August 1, 2027, unless approved by the Fund’s Board of Directors for successive one-year periods. This Letter Agreement will terminate in the event the Adviser ceases to be the investment adviser of the Fund or upon mutual agreement between the Adviser and the Fund’s Board of Trustees.

Sincerely,

Brown Brothers Harriman Credit Partners, LLC

By:	/s/ Daniel Greifenkamp
Name:	Daniel Greifenkamp
Title:	Chief Executive Officer

Date:	May 1, 2026

ACKNOWLEDGED AND ACCEPTED

AMG BBH Asset-Backed Credit Fund, LLC

By:	/s/ Thomas Disbrow
Name:	Thomas Disbrow
Title:	Treasurer

Date:	May 1, 2026